Amount Rasied From Crowdfunding

$6.6M $10.3M

INVEST IN LIFT

THE FUTURE OF FLIGHT STARTS HERE

We believe in a future where everyone can fly. Invest as we make the joy and utility of personal, vertical flight accessible to all – no pilot's license required.

INVEST NOW

$998.92 Min. Investment

$2.21 Share Price

Form C Offering Memorandum

PLAY VIDEO

Featured In

60 MINUTES CNBC GOOD MORNING AMERICA TODAY NEW ATLAS TC NEOM



REASONS TO INVEST

1

15K waitlist sign ups for 25 city, nationwide tour ($4M in rev)

2

6 U.S. Air Force contracts ($5M in total)

3

3,500 Investors ($22M raised) + venture-backed

4

First in the world to launch pay-per-flight eVTOL operations

AVERAGE AMERICAN: 54 HOURS IN TRAFFIC PER YEAR[1]

In cities like New York, LA and San Francisco, average car speeds crawl at just 4-10 mph - not much faster than you can walk - and 85% of trips are just one person driving less than 15 miles. The world needs a faster, more affordable and sustainable way to get around.





HELICOPTER MEETS ELECTRIC SCOOTER

We believe our Electric Vertical Takeoff & Landing (eVTOL) vehicles are the future of short-distance transportation. Personal scale and hover-optimized, they can takeoff and land virtually anywhere.

INVEST NOW

HEXA: REVOLUTIONIZING SHORT-RANGE URBAN TRAVEL

Our very own HEXA is a cutting-edge electric Vertical Takeoff and Landing (eVTOL) aircraft. Designed for accessible and thrilling personal flight, it has 18 independent electric motors, carbon fiber construction, and a user-friendly interface. Through a pay-per-flight model and a network of vertiports, we envision HEXA as the ideal solution for short-range urban travel, providing an escape from traffic and redefining the future of personal mobility.

LEARN MORE ABOUT WHAT MAKES
OUR INVESTMENT OPPORTUNITY SO UNIQUE.

Enter your email

SIGN UP

WE WERE FIRST TO LAUNCH EVTOL PAY-PER-FLIGHT

- 15,000 people on waitlists representing almost $4M in revenue
- 300 aircraft preorders representing $150M+ in sales
- 6 US Air Force contracts for a total of $5M+
- Demos performed for Jeff Bezos and the Crown Prince of Dubai





PLANNING TO LAUNCH IN 20+ LOCATIONS OVER 5 YEARS

New FAA rules will allow HEXA to be certified as a light sport aircraft, which unlocks multiple use cases - including flying over congested areas, in controlled airspace and at night. We plan to open multiple vertiports in and around congested urban areas to allow short hop flights - a whole new mode of transportation that will be 5X faster than an Uber for the same price.

- Austin
- New York
- Dubai
- San Francisco
- Osaka

INVEST NOW

ESTIMATED $2M+ PER YEAR, PER AIRCRAFT

We plan to offer memberships for frequent flyers, starting at $49 per flight. But introductory flights in our target markets will start at $249 per 8-15 minutes. Each aircraft in our fleet is expected to generate up to $2M+ per year in revenue.

SEE WHY OUR EVTOL TECHNOLOGY
COULD START A TRANSPORTATION REVOLUTION.

Enter your email

SIGN UP

$22M IN FUNDING FROM TOP-TIER INVESTORS & PARTNERS

Point Nine Capital

TEAM GLOBAL

Team Global

Capital Factory

ATX VENTURE PARTNERS

ATX Venture Partners

U.S. AIR FORCE

USAF

SEE HEXA IN ACTION

The HEXA isn't a concept or plan; it's a functioning eVTOL aircraft, ready for flight. With 18 electric motors, carbon fiber construction, and a user-friendly interface, it's revolutionizing personal flight. Through videos and flights, people can witness its capabilities firsthand. With a pay-per-flight model and vertiports network, HEXA offers a practical solution for short-range urban travel, reshaping the future of personal mobility.

BOOK A FLIGHT

EXISTING INVESTORS GET

10%

Bonus Shares

INVEST NOW

EXISTING INVESTORS

Reinvest and be eligible to receive exclusive perks.

FIRST 7 DAYS LIVE

30%

Bonus Shares

INVEST NOW

LIMITED-TIME ONLY BONUS SHARES

Invest early and be eligible to receive early investor bonus shares.

Opportunity ends in*

00 Days | 00 Hours | 00 Minutes | 00 Seconds

EXCLUSIVE INVESTOR PERKS

Invest and be eligible to receive exclusive perks.

Invest
$1,000+

0%

Bonus Shares

- Receive exclusive LIFT investor swag package

INVEST NOW

Invest
$2,000+

10%

Bonus Shares

- Priority spot on flight waitlist
- $100 (40%) discount on one $249 flight
- An exclusive investor swag package

INVEST NOW

Invest
$2,500+

15%

Bonus Shares

- 1 free flight (off peak scheduling, $249 value)
- An exclusive investor swag package

INVEST NOW

Invest
$5,000+

20%

Bonus Shares

- 2 free flights (peak scheduling, $698 value)
- An exclusive investor swag package

INVEST NOW

Invest $10,000+	Invest $20,000+	Invest $50,000+ (limited to 10 investors)	Invest $100,000+ (limited to 5 investors)
25% Bonus Shares	30% Bonus Shares	35% Bonus Shares	40% Bonus Shares
• 4 free flights (peak scheduling, $1396 value) • 4 free VIP media package upgrades ($396 value) • 2 invitations to a VIP tour event • An exclusive investor swag package	• 10 free flights (peak scheduling, $3490 value) • 10 free VIP media package upgrades ($990 value) • 4 invitations to a VIP tour event • An exclusive LIFT Aircraft flight jacket	• Full day exclusive flight experience including 12 free flights (peak scheduling, $4188 value) • An exclusive VIP tour and business update by the LIFT management team at a tour location of your choice or permanent Vertiport location in Austin • 12 free VIP media package upgrades ($1188 value)	• Full day exclusive flight experience including 12 free flights (peak scheduling, $4188 value) • Catered meal, and an exclusive VIP tour and business update by the LIFT management team at a tour location of your choice or permanent • Vertiport location in Austin, 12 free VIP media package upgrades ($1188
INVEST NOW	INVEST NOW	INVEST NOW	INVEST NOW

* Flight credits can be redeemed at any LIFT tour stop or location (currently operating in Austin, TX with tour starting in Q1 2024)



MEET OUR CEO

MATT CHASEN

- Serial entrepreneur, investor, and adventure sports enthusiast
- Former Boeing engineer and NASA Scholarship recipient
- Founder and former CEO of uShip, a Benchmark Capital and Kleiner Perkins backed online marketplace with $200M+ in annual gross sales
- Co-founder and Chairman of Hitch, a True Ventures, August Capital and Bow Ventures backed regional ridesharing app.
Co-founder and Chairman of Hitch, a True Ventures, August Capital and Bow Ventures backed regional ridesharing app.
- Austin Under 30 and The University of Texas “Rising Star” honors
- Austin Business Journal Best CEO Award

FAQS

ABOUT REGULATION CROWDFUNDING | ABOUT THE CURRENT RAISE | ABOUT HEXA

Why invest in startups?

How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?

The Common Stock (the "Shares") of LIFT Aircraft Inc. (the "Company") are not publicly-traded. As a result, the shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios: The Company gets acquired by another company. The Company goes public (makes an initial public offering). In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period:
In the event of death, divorce, or similar circumstance, shares can be transferred to:
• The company that issued the securities
• An accredited investor
• A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target?

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering?

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing?

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email:

How do I keep up with how the company is doing?

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities?

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

What’s your share price?

$2.21 per share.

What is the minimum investment size?

$998.92

JOIN THE DISCUSSION

1. CNN

*The following are the time-based perks for this current funding round: First 7 days | 30% bonus shares; First 14 days | 20% bonus shares; First 28 days | 10% bonus shares; First 56 days | 5% bonus shares

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMaker Securities LLC does not make investment recommendations.DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.
DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.
DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor’s submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “project”, “will”, “may”, “targeting” and similar expressions as well as statements other than statements of historical facts including, without limitation, those regarding the financial position, business strategy, plans, targets and objectives of the management of Wave Mobile Technologies, Inc. (the "Company") for future operations (including development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's accompanying Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.